OPERATING AGREEMENT

FOR

BRACKETT PRODUCTION LLC

Effective as of May 30 ,2017

TABLE OF CONTENTS

TABLE OF CONTENTS

Schedule I - Schedule of Definitions
Exhibit A - Name, Address and Capital Contribution of Member

OPERATING AGREEMENT
FOR
BRACKETT PRODUCTION LLC

THIS OPERATING AGREEMENT ("Agreement") is made and entered, to be effective as of, this 30th day of May , 2017 (the "Effective Date"), by and between Stacked Pickle Franchising, LLC, an Indiana limited liability company (the "Company"), and Gary L. Brackett (the "Member"), as the sole initial member of the Company. The Company was organized as a limited liability company under the Indiana Business Flexibility Act, as amended, (the "Act"). Certain defined terms used in this Agreement are set forth in Schedule I attached hereto and made a part hereof. In consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, and intending to be legally bound hereby, the undersigned parties hereby agree as follows:

ARTICLE I.
PURPOSES

As set forth in the Articles, the purposes of the Company are to engage in and do any act in furtherance of any and all lawful businesses and activities for which limited liability companies may be organized under the Act.

ARTICLE II.
ORGANIZATIONAL MATTERS

Section 2.1. **Formation**. The Company was formed pursuant to the Act upon the filing of the Articles with the Secretary of State of the State of Indiana on January 24, 2017. The rights and obligations of the Member and the Company shall be as provided under the Act, the Articles and this Agreement. The Member agrees to each of the provisions of the Articles.

Section 2.2. **Principal Office**. The Principal Office of the Company shall be at 4287 West 96th Street, Indianapolis, Indiana 46268, or such other address as may be established by the Member.

Section 2.3. **Registered Office and Registered Agent**. The Company's registered office shall be located at One American Square, Suite 2900, Indianapolis, Indiana 46282, and the name of its initial registered agent at such address shall be Andrew J. Miroff. The Company may designate another registered office or agent at any time by following the procedures set forth in the Act.

Section 2.4. Duration. The existence of the Company shall continue in perpetuity, unless the Company is dissolved in accordance with Article IX or the Act.

ARTICLE III.
MEMBERS AND CAPITAL STRUCTURE

Section 3.1. **Name and Address of Member**. The name of the Member and the Member's last known business, residence or mailing address is listed on the attached Exhibit A. The Member shall update Exhibit A from time to time as necessary to accurately reflect the information therein.

Section 3.2. **Capital Contributions**. The initial Capital Contribution to the Company of the Member is set forth on Exhibit A.

Section 3.3. **Additional Capital**. The Member shall not be obligated to make any Capital Contribution other than the initial Capital Contribution specified in Section 3.2.

Section 3.4. **Capital Accounts**.

(a) An individual capital account (the "Capital Account") shall be established and maintained on behalf of the Member. The Capital Account of the Member shall consist of (i) the amount of cash the Member has contributed to the Company, plus (ii) the fair market value of any property the Member has contributed to the Company, net of any liabilities assumed by the Company or to which such property is subject, plus (iii) the amount of profits or income (including tax-exempt income) allocated to the Member, less (iv) the amount of losses and deductions allocated to the Member, less (v) the amount of all cash distributed to the Member, less (vi) the fair market value of any property distributed to the Member, net of any liability assumed by such Member or to which such property is subject, and less (vii) the Member's share of any other expenditures which are not deductible by the Company for federal income tax purposes or which are not allowable as additions to the basis of Company property, subject to such other adjustments as may be required under the Code.

(b)   The Member shall not have any liability or obligation to restore a negative or deficit balance in his Capital Account.

Section 3.5.   **Member Loans or Services.** Loans or services by the Member to the Company shall not be considered Capital Contributions unless otherwise designated by the Member.

Section 3.6.   **Admission of Additional Members.** The Member may admit Additional Members to the Company, who will be entitled to participate in the rights of Members as described herein, with admission thereof to be on such terms as are determined by the Member. Any such Additional Members shall be allocated net income, gains, losses, deductions and credits by such method as may be provided in this Agreement or any successor agreement hereto.

Section 3.7.   **Liability.** The Member shall not be liable for the debts, obligations or liabilities of the Company by reason of being a Member of the Company.

ARTICLE IV.
MANAGEMENT OF THE COMPANY

Section 4.1.   **Manager.**

(a)   Management of the Company's business shall be exclusively vested in one (1) Manager. The Manager shall be elected by the Member. The Manager shall serve until the Manager's successor has been duly elected and qualified. Such elections shall be recorded in the records of the Company. The initial Manager of the Company shall be Gary Brackett.

(b)   The Manager shall not be personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of the Member, or any agent or employee of the Company. The Manager shall perform his duties as Manager in good faith, in a manner the Manager reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. The Manager shall not be liable for any action taken as Manager, or any failure to take any action, unless the Manager has breached or failed to perform the Manager's duties and such breach or failure to perform constitutes willful misconduct or recklessness.

(c)   In performing the Manager's duties, the Manager shall be entitled to rely on information, opinions, reports, or statements of the following persons or groups unless the Manager has knowledge concerning the matter in question that would cause such reliance to be unwarranted:

(i)   One or more employees or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented;

(ii)   Any attorney, public accountant, or other person as to matters which the Manager reasonably believes to be within such person's professional or expert competence; or

(iii)   A committee upon which the Manager does not serve, duly designated in accordance with a provision of the Articles or this Agreement, as to matters within its

2

designated authority, which committee the Manager reasonably believes to merit confidence.

(d)   Except to the extent provided in the Articles, the Manager is an agent of the Company for the purpose of apparently carrying on in the usual way the business of the Company, and the act of the Manager, including the execution in the Company name of any instrument for apparently carrying on in the usual way the business of the Company, binds the Company, unless such act is in contravention of the Articles or this Agreement or unless the Manager so acting otherwise lacks the authority to act for the Company, and the person with whom the Manager is dealing has knowledge of the fact that the Manager has no such authority.

Section 4.2.   **Powers of the Manager(s)**. Subject to Section 4.1, the Manager shall have the right and authority to take all actions which the Manager deem necessary, useful or appropriate for the day-to-day management and conduct of the Company's business and may exercise all powers of the Company and perform all lawful acts as are not by the Articles, this Agreement or the Act directed or required to be exercised or done by the Member. Except to the extent that the Member may determine otherwise, the authority to execute agreements and other instruments on behalf of the Company shall be vested in the Manager and any officer(s) that the Manager may designate.

Section 4.3.   **Guaranteed Payments; Salaries**. The Company may make a guaranteed payment under Section 707(c) of the Code to the Member or pay to the Manager and/or any officer, employee or other Person a salary and/or bonus as compensation for services rendered to the Company. Subject to Section 707(c) of the Code, any such guaranteed payments, salaries and/or bonuses shall be treated as expenses of the Company and shall not be deemed to constitute distributions to the recipient of any profit, loss or capital of the Company.

Section 4.4.   **Removal**. The Member may remove any Managers with or without cause. Any removal of a Manager shall become effective when written notice thereof is given by the Member unless a later effective date is specified in such notice. Such notice must be delivered to the Manager being removed, and the Manager elected to replace the removed Manager. Should a Manager be removed who is also a Member, such removal shall not affect the Person's rights as a Member except as may otherwise be provided in the Act, the Articles or this Agreement.

Section 4.5.   **Resignation**. A Manager may resign from his or her position as a Manager at any time by notice to the Member. Such resignation shall become effective when such notice is received, unless a later effective date is specified in such notice.

Section 4.6.   **Vacancies**. Any vacancy in a Manager position shall be filled by appointment by the Member. An individual chosen to fill a vacancy shall serve the unexpired term of his or her predecessor in office. Any Manager position to be filled by reason of an increase in the number of Managers shall be filled in the same manner or by election at an annual meeting by the Member. A Manager chosen to fill a position resulting from an increase in the number of Managers shall hold office until the next election of Managers and until his or her successor has been duly elected and qualified.

ARTICLE V.
ACCOUNTING AND RECORDS

Section 5.1.   **Records and Accounting**. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods elected to be followed by the Company for federal income tax purposes. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business. The fiscal year of the Company for financial reporting and for federal income tax purposes shall be the calendar year.

Section 5.2.   **Access to Records**. The books and records of the Company, to the extent required by the Act, shall be maintained at the Company's Principal Office, and the Member and its duly authorized representatives shall have access to where they are located and have the right to inspect and copy them during ordinary business hours.

   Section 5.3. **Annual Tax Information**. The Company shall use its best efforts to deliver to the Member within ninety (90) days after the end of each fiscal year all information necessary for the preparation of the Member's federal and state income tax returns. The Company shall also use its best efforts to prepare, within ninety (90) days after the end of each fiscal year, a financial report of the Company for such fiscal year containing a balance sheet as of the last day of the year then ended, an income statement for the year then ended, a statement of sources and applications of funds, and a statement of reconciliation of the Capital Account of the Member.

   Section 5.4. **Accounting Decisions**. All decisions as to accounting matters, except as otherwise specifically set forth in this Agreement, shall be made by the Member. The Member may rely upon the advice of its accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

   Section 5.5. **Federal Income Tax Elections**. The Member shall make all elections for federal income tax purposes.

ARTICLE VI.
ALLOCATIONS AND DISTRIBUTIONS

   Section 6.1. **Allocation of Net Income, Net Loss or Capital Gains**. The net income, net loss, or capital gains of the Company for each fiscal year of the Company shall be allocated one hundred percent (100%) to the Member.

   Section 6.2. **Distributions**. Cash or other property shall be distributed to the Member at such time as the Member shall determine.

ARTICLE VII.
TRANSFERS OF INTERESTS

   The Member may Transfer all or any portion of his Interest to another Person(s) at any time. If the Member Transfers his entire Interest to another Person and such Person is admitted as an Additional Member of the Company in accordance with Section 3.6, the Member shall cease to be a Member and shall not have any power to exercise any rights of a Member.

ARTICLE VIII.
DISSOCIATION OF A MEMBER

   The Member ceases to be a Member upon the occurrence of either of the following events (each an "Event of Dissociation"):

     (a) The Member voluntarily withdraws from the Company; or

     (b) The Member Transfers its entire Interest to another Person and such Person is admitted as an Additional Member of the Company in accordance with the terms of Section 3.6.

ARTICLE IX.
DISSOLUTION AND WINDING UP

   Section 9.1. **Dissolution**. The Company shall be dissolved and its affairs wound up on the first of the following to occur:

     (a) A determination by the Member that the Company shall be dissolved; or

     (b) At such earlier time as may be provided by applicable law.

Notwithstanding any other provision of this Agreement or the Act, the Member hereby agrees that the business of the Company shall be continued upon the occurrence of an Event of Dissociation and that the Company shall not be dissolved upon the occurrence of an Event of Dissociation other than pursuant to the terms of Section 9.1(a).

Section 9.2. **Winding Up**. Upon dissolution, the Member shall proceed to wind up and liquidate the business and affairs of the Company, and the Company may only carry on business that is appropriate to wind up and liquidate the business and affairs of the Company, including the following: (a) collecting the Company's assets; (b) disposing of properties that will not be distributed in kind to the Member; (c) discharging or making provision for discharging liabilities; (d) distributing the remaining property to the Member; and (e) doing every other act necessary to wind up and liquidate the business and affairs of the Company.

Section 9.3. **Distribution of Assets**. Upon the winding up of the Company, the assets shall be distributed as follows:

(a) To creditors, including the Member if he is a creditor of the Company to the extent permitted by law, in the order of priority as provided by law to satisfy the liabilities of the Company whether by payment or by the establishment of adequate reserves, excluding liabilities for distributions to the Member pursuant to Article VI;

(b) To the Member to repay any loans to the Company or to satisfy any liabilities for distributions pursuant to Article VI which remain unpaid; and

(c) To the Member in respect of its Capital Account after giving effect to all contributions, distributions and allocations for all periods.

ARTICLE X.
MISCELLANEOUS

Section 10.1. **Amendments**. The Member and the Company may amend this Agreement from time to time by written instrument reflecting such amendment.

Section 10.2. **Complete Agreement**. This Agreement and the Articles constitute the complete and exclusive agreement between the Member and the Company with respect to the subject matter hereof and thereof. This Agreement and the Articles replace and supersede all prior agreements by and among the Member and the Company. This Agreement and the Articles supersede all prior written and oral statements and no representation, statement, or condition or warranty not contained in this Agreement or the Articles will be binding on the parties or have any force or effect whatsoever.

Section 10.3. **Governing Law; Choice of Forum**. This Agreement and the rights of the parties under this Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of Indiana without reference to any jurisdiction's principles of conflicts of law to the contrary. The parties to this Agreement hereby irrevocably agree and consent to the exclusive jurisdiction of the courts of the State of Indiana and the federal courts of the United States sitting in Indianapolis, Indiana, for the adjudication of any matters arising under or in connection with this Agreement. The parties to this Agreement hereby irrevocably waive, to the fullest extent they may effectively do so under applicable law, any objection which they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in any such court, and any claim that such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 10.4. **Binding Effect; Conflicts**. This Agreement will be binding upon and inure to the benefit of the parties, and their respective distributes, successors and assigns. This Agreement is subject to, and governed by, the Act and the Articles. In the event of a direct conflict between the provisions of this Agreement and the mandatory provisions of the Act or the provisions of the Articles, such mandatory provisions of the Act or the Articles, as the case may be, will be controlling.

Section 10.5. **Headings; Interpretation.** All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement. The singular shall include the plural, and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires.

Section 10.6. **Severability.** If any provision of this Agreement is held to be illegal, invalid, unreasonable, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable; this Agreement will be construed and enforced as if such illegal, invalid, unreasonable, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, unreasonable, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid, unreasonable, or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, unreasonable, or unenforceable provision as may be possible and be legal, valid, reasonable, and enforceable.

Section 10.7. **Additional Documents and Acts.** Each party agrees to promptly execute and deliver such additional documents, statements of interest and holdings, designations, powers of attorney, and other instruments, and to perform such additional acts, as the other party may determine to be necessary, useful or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated by this Agreement, and to comply with all applicable laws, rules and regulations.

Section 10.8. **No Third Party Beneficiary.** This Agreement is made solely and specifically among and for the benefit of the parties and their respective successors and assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other third party. No creditor or other third party will have any rights, interest, or claims under the Agreement or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

Section 10.9. **Notices.** Any notice to be given or to be served upon the Company or the Member in connection with this Agreement must be in writing and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to the Member at the address specified on Exhibit A. Any party may, at any time by giving not less than five (5) days' prior written notice to the other party, designate any other address in substitution of the foregoing address to which such notice will be given.

Section 10.10. **Title to Company Property.** Legal title to all property of the Company will be held and conveyed in the name of the Company.

Section 10.11. **No Remedies Exclusive.** To the extent any remedies are provided herein for a breach of this Agreement, the Articles or the Act, such remedies shall not be exclusive of any other remedies the aggrieved party may have, at law or in equity.

Section 10.12. **Incorporated Schedule and Exhibits.** The schedules and exhibits attached to and/or identified as Schedules and Exhibits to this Agreement are hereby incorporated in this Agreement by reference as if fully set forth herein.

[Signatures Begin on Following Page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective Date.

"COMPANY"

BRACKETT PRODUCTION LLC

By: _____

Printed: Gary L. Brackett

Title: Manager

"MEMBER"

_____
Gary L. Brackett

SCHEDULE I
TO
OPERATING AGREEMENT

Schedule of Definitions

The terms used in this Agreement with their initial letters capitalized shall have, unless the context otherwise requires or unless otherwise expressly provided in this Agreement, the meanings specified in this Schedule I. Any term used but not defined in this Agreement shall have the meanings set forth in the Act. The singular shall include the plural, and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires. When used in this Agreement, the following terms shall have the meanings set forth below:

"**Act**" means the Indiana Business Flexibility Act (Indiana Code Sections 23-18-1-1 et seq.), as the same may be amended from time to time.

"**Additional Member**" means any individual or Entity admitted as a Member pursuant to Section 3.6.

"**Agreement**" means this Operating Agreement for the Company, as originally executed and as amended from time to time.

"**Articles**" means the Articles of Organization of the Company, as originally filed with the Secretary of State of the State of Indiana and as amended from time to time.

"**Capital Account**" means the account established and maintained pursuant to Section 3.4(a) and in the manner provided by the Code and the applicable Treasury Regulations thereunder.

"**Capital Contribution**" means the total value of cash and agreed fair market value of property contributed and agreed to be contributed to the Company by the Member, as shown on Exhibit A, as the same may be amended from time to time.

"**Code**" means the Internal Revenue Code of 1986, as amended. All references in this Agreement to sections of the Code shall include any corresponding provision or provisions of any succeeding law.

"**Company**" has the meaning set forth in the preamble to this Agreement.

"**Entity**" means any association, corporation, general partnership, limited partnership, limited liability partnership, limited liability company, joint stock association, joint venture, firm, trust, business trust, cooperative, or foreign associations of like structure.

"**Event of Dissociation**" means any of the events listed in Article VIII upon which the Member ceases to be a Member.

"**Interest**" means the entire ownership interest of the Member in the Company at any particular time, including the right of the Member to any and all benefits to which the Member may be entitled as provided in this Agreement and under the Act, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

"**Manager**" or "**Managers**" means the Person(s) elected as Manager(s) pursuant to Section 4.1.

"**Member**" or "**Members**" refers to the parties to this Agreement as indicated on Exhibit A, and any Additional Members or Substitute Members.

"**Person**" means an individual or an Entity.

"**Principal Office**" means the address established pursuant to Section 2.2.

"**Transfer**" means any "assignment" as that term is used in Sections 23-18-6-3.1 and 23-18-6-4.1 of the Act, and includes any gift, sale, exchange, assignment, conveyance, alienation or other transfer, whether voluntary or involuntary, and includes any Transfer to a receiver, bankruptcy trustee, judgment creditor, lienholder, holder of a security interest, pledge or other encumbrance, and Transfer upon judicial order or other legal process (including in connection with divorce proceedings).

EXHIBIT A
TO
OPERATING AGREEMENT

Name and Address of the Member; Capital Contribution
(As of the Effective Date)

Member	**Capital Contribution**
Gary Brackett 4287 West 96th Street Indianapolis, IN 46268	$50,476